================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 10)

                                   ----------

                            THE FORTRESS GROUP, INC.

                                (Name of Issuer)

Common Stock, Par Value $0.01 Per Share                      3495K108
--------------------------------------------------------------------------------
     (Title of class of securities)                       (CUSIP number)

       Marjorie L. Reifenberg, Esq.                   David P. Stone, Esq.
Lazard Freres Real Estate Investors L.L.C.         Weil, Gotshal & Manges LLP
           30 Rockefeller Plaza                         767 Fifth Avenue
         New York, New York 10020                   New York, New York 10153
              (212) 632-6000                             (212) 310-8000

--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 March 20, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages

================================================================================

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                         13D                                Page 2
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Prometheus Homebuilders LLC
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
               AF
-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware
----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                         - 0 -
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   6,474,712 shares*
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                    - 0 -
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              6,474,712 shares*

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  6,474,712 shares*
-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [x]
-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  67.5% based on the number of shares of Common Stock outstanding on November 14, 2001.
-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

         ---------------
         * Without giving effect to any reduction which may result by reason of the limitation imposed by the "New Letter Agreement" which is filed as an exhibit to this Amendment No. 10.

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                         13D                                Page 3
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                LF Strategic Realty Investors II L.P.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
               AF
-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware
---------------------- ------ ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                           - 0 -
       SHARES
                       ------ ----------------------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER:                   6,474,712 shares*
      OWNED BY
                       ------ ----------------------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER:                      - 0 -
      REPORTING
                       ------ ----------------------------------------------------------------------------------------------------
     PERSON WITH        10    SHARED DISPOSITIVE POWER:              6,474,712 shares*
-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  6,474,712 shares*
-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]
-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  67.5%, based on the number of shares of Common Stock outstanding on November 14, 2001.
-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

         ---------------
         * Without giving effect to any reduction which may result by reason of the limitation imposed by the "New Letter Agreement" which is filed as an exhibit to this Amendment No. 10.

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                         13D                                Page 4
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                LFSRI II Alternative Partnership L.P.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:  AF
-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware
----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                           - 0 -
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   6,474,712 shares*
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                      - 0 -
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              6,474,712 shares*
-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  6,474,712 shares*
-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]
-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  67.5%, based on the number of shares of Common Stock outstanding on November 14, 2001.
-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

         ---------------
         * Without giving effect to any reduction which may result by reason of the limitation imposed by the "New Letter Agreement" which is filed as an exhibit to this Amendment No. 10.

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                         13D                                Page 5
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                LFSRI II - CADIM Alternative Partnership L.P.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
               AF
-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    Delaware
-------------------------- ------- -----------------------------------------------------------------------------------------------
        NUMBER OF            7     SOLE VOTING POWER:                         - 0 -
         SHARES
                           ------- -----------------------------------------------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                 6,474,712 shares*
        OWNED BY
                           ------- -----------------------------------------------------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:                    - 0 -
        REPORTING
                           ------- -----------------------------------------------------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:            6,474,712 shares*

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  6,474,712 shares*
-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]
-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  67.5%, based on the number of shares of Common Stock outstanding on November 14, 2001.
-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

         ---------------
         * Without giving effect to any reduction which may result by reason of the limitation imposed by the "New Letter Agreement" which is filed as an exhibit to this Amendment No. 10.

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                         13D                                Page 6
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Lazard Freres Real Estate Investors L.L.C.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
               AF
-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 New York
-------------------------- ------ ------------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                       - 0 -
         SHARES
                           ------ ------------------------------------------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:               6,474,712 shares*
        OWNED BY
                           ------ ------------------------------------------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:                  - 0 -
        REPORTING
                           ------ ------------------------------------------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:          6,474,712 shares*

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  6,474,712 shares*
-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]
-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  67.5%, based on the number of shares of Common Stock outstanding on November 14, 2001.
-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

         ---------------
         * Without giving effect to any reduction which may result by reason of the limitation imposed by the "New Letter Agreement" which is filed as an exhibit to this Amendment No. 10.

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                         13D                                Page 7
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Lazard Freres & Co. LLC
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:   AF
-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 New York
-------------------------- ------ ------------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                       - 0 -
         SHARES
                           ------ ------------------------------------------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:               6,474,712 shares*
        OWNED BY
                           ------ ------------------------------------------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:                  - 0 -
        REPORTING
                           ------ ------------------------------------------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:          6,474,712 shares*

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  6,474,712 shares*
-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]
-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  67.5%, based on the number of shares of Common Stock outstanding on November 14, 2001.
-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

         ---------------
         * Without giving effect to any reduction which may result by reason of the limitation imposed by the "New Letter Agreement" which is filed as an exhibit to this Amendment No. 10.

                  This Amendment No. 10 to Schedule 13D (this "Amendment") is filed by Prometheus Homebuilders LLC, a Delaware limited liability company ("Prometheus"); LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI"); LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("LFSRI II AP"); LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership ("LFSRI CADIM"); Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"); and Lazard Freres & Co. LLC, a New York limited liability company ("Lazard" and, together with Prometheus, LFSRI, LFSRI II AP, LFSRI CADIM and LFREI, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D originally filed by Prometheus on August 25, 1997 (the "Initial Schedule 13D"). The Initial Schedule 13D, as amended prior to the date hereof (the "Amended Schedule 13D"), is hereby further amended as follows:

Item 2.           Identity and Background.

                  Item 2 is hereby amended and restated as follows:

                  (a) This statement is filed by the Reporting Persons referred to above.

                  (b) The principal business address of Prometheus, LFSRI, LFSRI II AP, LFSRI CADIM and LFREI is c/o LFREI, 30 Rockefeller Plaza, New York, New York 10020. The principal business address of Lazard is 30 Rockefeller Plaza, New York, New York 10020.

                  (c) and (f) Prometheus is a special purpose Delaware limited liability company formed to acquire the securities of the Company which were the subject of the Initial Schedule 13D.

                  LFSRI, LFSRI II AP and LFSRI CADIM (collectively, the "Funds"), each a Delaware limited partnership, are investment partnerships formed to invest in companies active in the real estate industry. The Funds are, together, holders of 100% of the membership interests in Prometheus.

                  LFREI, a New York limited liability company, is the general partner of each of the Funds. LFREI's activities consist principally of acting as general partner of several real estate investment partnership that are affiliated with Lazard. The name, business address, citizenship and principal occupation or employment of each of the executive officers of LFREI are set forth in Schedule I hereto and are incorporated by reference herein. LFREI's investment decisions must be approved by its investment committee. The name, business address, citizenship and principal occupation or employment of each of the members of the LFREI investment committee are also set forth in Schedule I hereto and are incorporated by reference herein.

                  Lazard, a New York limited liability company, is the managing member of LFREI. Lazard's activities consist principally of financial advisory services. On a day-to-day basis, Lazard is run by a management committee. The name, business address, citizenship and principal occupation or employment of each of the members of the management committee are set forth in Schedule II hereto and are incorporated by reference herein.

                  Lazard is wholly owned by Lazard LLC, a Delaware limited liability company ("LLLC"), and LLLC may, therefore, be viewed as controlling Lazard. LLLC is a holding company. The Lazard Board of LLLC controls LLLC. The name, business address, citizenship and principal occupation or employment of the members of the Lazard Board of LLLC are set forth on Schedule III hereto and are incorporated by reference herein. The principal business office of LLLC is 3711 Kennett Pike, Suite 120, P.O. Box 4649, Greenville, Delaware 19807-4649. Lazard, on behalf of itself and LLLC, disclaims any beneficial ownership Lazard and LLLC may be deemed to have of any of the securities to which this Schedule 13D relates.

                  (d) and (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 6.           Contracts, Arrangements, Understandings, or
                  Relationships With Respect to Securities of the Issuer.


                  By letter agreement, dated March 20, 2002 (the "New Letter Agreement"), Prometheus and the Company extended the date on which a portion of the Warrants referred to in the New Letter Agreement may first be exercised to the "Extended Exercise Date" referred to in the New Letter Agreement. A copy of the New Letter Agreement is filed as an exhibit to this Amendment No. 10.

Item 7.           Material to be Filed as Exhibits.


Exhibit 1 Letter Agreement, dated March 20, 2002.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  PROMETHEUS HOMEBUILDERS LLC

       By LF Strategic Realty Investors II L.P., its managing member,

                by  Lazard Freres Real Estate
                        Investors L.L.C.,
                        its general partner,


                        by           John A. Moore
                            ----------------------------------------
                              Name:  John A. Moore
                              Title: Managing Principal and
                                           Chief Financial Officer

       LF STRATEGIC REALTY INVESTORS II L.P.

                By  Lazard Freres Real Estate Investors
                        L.L.C., its general partner,


                        by           John A. Moore
                            ----------------------------------------
                              Name:  John A. Moore
                              Title: Managing Principal and
                                           Chief Financial Officer


       LFSRI II ALTERNATIVE PARTNERSHIP L.P.

                By  Lazard Freres Real Estate Investors
                        L.L.C., its general partner,


                        by           John A. Moore
                            ----------------------------------------
                              Name:  John A. Moore
                              Title: Managing Principal and
                                           Chief Financial Officer

       LFSRI II - CADIM ALTERNATIVE PARTNERSHIP L.P.

                By  Lazard Freres Real Estate Investors
                        L.L.C., its general partner,


                        by           John A. Moore
                            ----------------------------------------
                              Name:  John A. Moore
                              Title: Managing Principal and
                                           Chief Financial Officer


       LAZARD FRERES REAL ESTATE INVESTORS L.L.C.


                        by           John A. Moore
                            ----------------------------------------
                              Name:  John A. Moore
                              Title: Managing Principal and
                                           Chief Financial Officer

       LAZARD FRERES & CO. LLC


                        by           Scott D. Hoffman
                            ----------------------------------------
                              Name:  Scott D. Hoffman
                              Title: Managing Director



Dated:  April 1, 2002

                                   SCHEDULE I


           Executive Officers and Members of the Investment Committee of Lazard Freres Real Estate Investors L.L.C.


                  The following is a list of the executive officers and of the members of the investment committee of Lazard Freres Real Estate Investors L.L.C., setting forth the present and principal occupation and citizenship for each such person and the corporation or other organization in which such employment is conducted. The business address of each such person is 30 Rockefeller Plaza, New York, NY 10020. Except as otherwise indicated, each such person is a citizen of the United States.

                               LFREI Executive Officers
                               ------------------------

Robert C. Larson               Chairman and Managing Principal of LFREI and
                               Managing Director of Lazard Freres & Co. LLC

Matthew J. Lustig              Managing Principal of LFREI and Managing Director
                               of Lazard Freres & Co. LLC

John A. Moore                  Managing Principal and Chief Financial Officer of
                               LFREI

Mark S. Ticotin                Managing Principal of LFREI

Gary Ickowicz                  Principal of LFREI

Marjorie L. Reifenberg         Principal, General Counsel and Secretary of LFREI

Douglas N. Wells               Principal of LFREI
(Citizen of Canada)

Andrew E. Zobler               Principal of LFREI

Henry C. Herms                 Controller of LFREI

                               LFREI Investment Committee
                               --------------------------

Albert H. Garner               Managing Director of Lazard Freres & Co. LLC

Steven J. Golub                Managing Director of Lazard Freres & Co. LLC

Jonathan H. Kagan              Managing Director of Lazard Freres & Co. LLC

Robert C. Larson               Chairman and Managing Principal of LFREI and
                               Managing Director of Lazard Freres & Co. LLC

Matthew J. Lustig              Managing Principal of LFREI and Managing Director
                               of Lazard Freres & Co. LLC

James A. Paduano               Managing Director of Lazard Freres & Co. LLC

Mark S. Ticotin                Managing Principal of LFREI

Ali E. Wambold                 Managing Director of Lazard Freres & Co. LLC

                                   SCHEDULE II


         Members of the Management Committee of Lazard Freres & Co. LLC


                  Set forth below are the names of each of the members of the management committee of Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation of each such person is managing director of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, NY 10020 and each person is a citizen of the United States.


Name                                 Principal Occupation
----                                 --------------------
                               (if other than as indicated above)
                               ----------------------------------

Michael J. Castellano

Norman Eig

Steven J. Golub

Scott D. Hoffman

Kenneth M. Jacobs              Deputy Chairman of Lazard; and Managing Director
                               and Head of House of Lazard Freres & Co. LLC

Gary S. Shedlin

David L. Tashjian

Charles G. Ward, III           President of Lazard

                                  SCHEDULE III


                           Lazard Board of Lazard LLC


                  Set forth below are the members of the Lazard Board of Lazard LLC, their business address, principal occupation and citizenship:

                                    Principal Occupation
Name                                and Business Address                                Citizenship
----                                --------------------                                -----------
Marcus Agius                        Deputy Chairman of Lazard; and                      United Kingdom
                                    Chairman and Managing Director
                                    of Lazard Brothers & Co., Limited
                                    Lazard Brothers & Co., Limited
                                    21 Moorfields
                                    London EC2P 2HT
                                    United Kingdom

Antoine Bernheim                    Investor                                            France
                                    Chairman of Assicurazioni Generali S.p.A.
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France

Gerardo Braggiotti                  Deputy Chairman of Lazard; Managing                 Italy
                                    Director of Lazard Freres S.A.S.,
                                    Lazard Freres & Co. LLC and
                                    Lazard Brothers & Co., Limited;
                                    Vice Chairman of Lazard AB Stockholm
                                    and Lazard & C. Srl; Member of
                                    Supervisory Board of Lazard & Co. GmbH;
                                    and Chairman of Lazard Asesores
                                    Financieras S.A.
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France

Michel A. David-Weill               Chairman of Lazard and Chairman                     France
                                    of the Lazard Board of Lazard LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, NY  10020, USA


                                       15

                                    Principal Occupation
Name                                and Business Address                                Citizenship
----                                --------------------                                -----------

Jean Guyot                          Investor                                            France
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France

Kenneth M. Jacobs                   Deputy Chairman of Lazard; and                      USA
                                    Managing Director and Head of House
                                    of Lazard Freres & Co. LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, NY  10020, USA

Alain Merieux                       President Directeur General (CEO)                   France
                                    BioMerieux S.A. and BioMerieux Alliance
                                    69280 Marcy L'Etoile
                                    France

Didier Pfeiffer                     President du Conseil de Surveillance                France
                                    Fonds de Garantie des Assurances
                                    de Personnes
                                    30-32 rue de Taitbout
                                    75311 Paris Cedex 09 France

Bruno M. Roger                      Chairman and Head of House                          France
                                    of Lazard Freres S.A.S.
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France

Francois Voss                       Managing Director of Lazard                         France
                                    Freres S.A.S.
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France

Bruce Wasserstein                   Head of Lazard and Chief Executive                  USA
                                    Officer of Lazard LLC and Chairman
                                    of the Executive Committee of Lazard
                                    Strategic Coordination Company LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, NY  10020, USA

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

Exhibit 1                     Letter Agreement, dated March 20, 2002



















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